                            Form 11-K Annual Report

________________________________________________________________________________


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                   __________________________________________

                                   FORM 11-K


[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of
                                      1934
                                 (fee required)

                  For the fiscal year ended December 31, 1999

                                       OR

[ ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                                    of 1934
                               (no fee required)

                For the transition period from ______ to ______

                         Commission file number 0-12345
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  STILLWATER MINING COMPANY 401K PLAN & TRUST
                  -------------------------------------------

                           Stillwater Mining Company
                           1891 East 1st Avenue South
                                 P. O. Box 1209
                               Columbus, MT 59019

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Stillwater Mining Company
                                One Tabor Center
                       1200 Seventeenth Street, Suite 900
                                Denver, CO 80202

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY, 401(K) PLAN AND TRUST


     June 30, 2000            /s/ James A. Sabala
-------------------------     ------------------------------------------
         Date                 James A. Sabala
                              Vice President and Chief Financial Officer

                           Stillwater Mining Company

                                 EXHIBIT INDEX



       Exhibit                    Document
       -------                    --------

        23.1         Consent of KPMG LLP, Independent Certified Public
                     Accountants.

        23.2         Consent of PricewaterhouseCoopers LLP.

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                      Financial Statements and Schedules

                          December 31, 1999 and 1998

                  (With Independent Auditors' Report Thereon)

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                               Table of Contents

Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Benefits - Year Ended December
  31, 1999

Notes to Financial Statements

                                                                                               Schedule
                                                                                               --------

Schedule of Assets Held for Investment Purposes - December 31, 1999...........................     1

Schedule of Reportable Transactions - December 31, 1999.......................................     2

Schedule of Nonexempt Transactions - December 31, 1999........................................     3


                          Independent Auditors' Report


To the Administrator of the
Stillwater Mining Company 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company 401(k) Plan and Trust (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statement of the Plan as of December 31, 1998 was audited by other auditors whose report dated September 20, 1999 (included herein) expressed an unqualified opinion on this statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes, Reportable Transactions and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 16, 2000

                       Report of Independent Accountants



To the Participants and Administrator of the Stillwater Mining Company 401(k) Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Stillwater Mining Company 401(k) Plan and Trust (the "Plan") at December 31, 1998, in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


September 20, 1999

                            STILLWATER MINING COMPANY
                              401(K) PLAN AND TRUST

                 Statement of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                                               1999                   1998
                                                                         ----------------       ---------------

Assets:
     Investments, at fair value:
        Common stock                                                     $      1,343,985     $         494,700
        Mutual funds                                                           13,012,512             9,999,558
        Participant notes receivable                                              372,689               341,034
                                                                          ---------------       ---------------
           Total investments                                                   14,729,186            10,835,292

     Receivables:
        Employer contributions                                                     54,013                41,301
        Participant contributions and loan repayments                              85,096                54,135
                                                                          ---------------       ---------------

           Total receivables                                                      139,109                95,436
                                                                          ---------------       ---------------

           Net assets available for benefits                            $      14,868,295     $      10,930,728
                                                                         ================       ===============

See accompanying notes to financial statements.

                           STILLWATER MINING COMPANY
                             401(K) PLAN AND TRUST

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1999

Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                        $          1,389,886
        Net appreciation in fair value of investments                              634,286
        Interest income on loans                                                    36,364
                                                                        ------------------

              Total investment income                                            2,060,536
                                                                        ------------------

     Contributions:
        Employer contributions                                                     593,285
        Participant contributions and rollovers                                  1,262,224
        Transfer from Stillwater Mining Company, Bargaining
           Unit, 401(k) Plan and Trust                                             539,074
                                                                        ------------------

              Total additions                                                    4,455,119

Deductions from net assets attributed to:
     Distributions and withdrawals                                                 498,973
     Administrative expenses and other                                              18,579
                                                                        ------------------

              Total deductions                                                     517,552

Net increase                                                                     3,937,567

Net assets available for benefits:
     Beginning of year                                                          10,930,728
                                                                        ------------------

     End of year                                                      $         14,868,295
                                                                        ==================

See accompanying notes to financial statements.

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(1)  Description of Plan

     On June 1, 1993, Stillwater Mining Company (the "Company") established the Stillwater Mining Company 401(k) Plan and Trust (the "Plan"). The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    (a)  General

         The Plan is a defined contribution plan covering all non-union employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). Effective October 1, 1999, employees are eligible to participate in the Plan the beginning of the month following the employee's date of hire. Prior to the change, employees were eligible to participate in the plan after six consecutive months of service.

    (b)  Plan and Trust Administration

         The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that was administered under a trust agreement with Fidelity Management Trust Company through September 30, 1999. Effective October 1, 1999, the Plan changed trustees to Smith Barney Plan Services (the "Trustee").

    (c)  Contributions

         Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% nor more than 10% of eligible compensation. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

         The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year.

    (d)  Participant Accounts

         Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution,
         (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

    (e)  Vesting

         Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100% vested after three years of service.

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998

     (f)  Forfeitures

          Forfeitures of terminated participants' nonvested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. During 1999, $2,297 of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

     (g)  Payment of Benefits

          When benefit payments are requested, upon termination, retirement or death, participants or their beneficiaries receive a lump-sum amount equal to the vested value of his or her account.

     (h)  Investment Options

          Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options managed by the Trustee:

            Lexington Worldwide Emerging Markets Fund - Funds are invested in
            -----------------------------------------
            equity securities of companies domiciled in, or doing business in, emerging countries.

            Scudder International Fund - Funds are invested in securities of no
            ---------------------------
            United States companies and economy with strong prospects for growth.

            Dreyfus Appreciation Fund - Funds are invested primarily in the
            -------------------------
            common stocks of domestic and foreign issuers.

            Dreyfus Premier Core Value Fund - Funds are invested primarily in
            --------------------------------
            equity investments, such as common stocks and securities convertible into common stock to seek long term growth of capital.

            Baron Asset Fund - Funds are invested in companies with market
            -----------------
            capitalizations between $100 million and $1.5 billion that the advisor believes have under valued assets or favorable growth prospects.

            Royce Premier Fund - Funds are invested in a limited number of
            -------------------
            common stocks and convertible securities of companies viewed by the investment manager as having superior financial characteristics and/or attractive business prospects.

            Warburg Pincus Fixed Income Fund - Funds are invested in a
            --------------------------------
            diversified common pool of fixed income securities.

            Strong Government Securities Fund - Funds are invested primarily in
            ----------------------------------
            AAA-rated U.S. Government securities with average effective maturity between five and ten years.

            INVESCO Select Income Fund - Funds are invested in both corporate
            ---------------------------
            and U.S. Government fixed income securities.

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998


          Lexington GNMA Income Fund - Funds are invested primarily in mortgage-
          ---------------------------
          backed GNMA certificates. The full and timely payment of principal and interest by the U.S. Government is guaranteed for these securities.

          MCM Stable Asset Fund - Funds are invested to achieve a predictable
          ----------------------
          rate of return while preserving the safety of the principal investment and avoiding market risk.

          American Century Income and Growth Fund - Investor - Funds are
          --------------------------------------------------
          invested primarily in common stocks selected from a universe of the 1,500 largest companies traded in the U.S. Management employs optimization models to construct a portfolio with underlying characteristics that resemble those of the S&P 500.

          INVESCO High Yield Fund - Funds are invested primarily in bonds and
          ------------------------
          other debt securities, as well as preferred stocks.

          Janus Enterprise Fund - Funds are invested in stocks with at least 50%
          ----------------------
          in securities issued by medium sized companies.

          Janus Fund - Funds are invested primarily in common stocks of larger,
          -----------
          more established companies, though the fund may invest in a large number of issuers of any size.

          Wasatch Mid-Cap Fund - Funds are invested in small to mid-sized
          --------------------
          companies believed by the manager to have exceptional growth potential.

          Smith Barney S&P 500 Index Fund - Funds are invested in stocks to
          --------------------------------
          replicate the performance of the S&P 500 Index.

          Smith Barney Government Portfolio - Funds are invested in U.S.
          ----------------------------------
          government obligations, including mortgage-backed securities and related repurchase agreements.

          Stillwater Mining Company Stock - Funds are invested in Stillwater
          --------------------------------
          Mining Company stock.

(2)  Summary of Accounting Policies

    (a)  Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

    (b)  Appreciation (Depreciation) of Investments

         The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998

    (c)  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    (d)  Investments

         Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

         Participant notes receivable are valued at principal amount, which approximates fair value.

    (e)  Expenses of the Plan

         The Company reimburses substantially all of the expenses incurred in the administration of the Plan.

(3)  Investments

     In September, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation. The following table presents the fair values of investments, as determined by quoted market price as of December 31:


                                                                    1999                                  1998
                                                     ----------------------------------     --------------------------------
                                                          Number of                           Number of
                                                          shares or                           shares or
                                                          principal                           principal
                                                           amount            Fair value        amount          Fair value
                                                     ------------------     -----------      ------------     --------------
   Stillwater Mining Company Stock - Common Stock
                                                                 42,164     $ 1,343,984            20,700     $      494,700
   Lexington Worldwide Emerging Markets Fund                     14,052         212,190                 -                  -
   Scudder International Fund                                    14,084         996,275                 -                  -
   Dreyfus Appreciation Fund                                     34,847       1,593,561                 -                  -
   Dreyfus Premier Core Value Fund                               30,917         953,167                 -                  -
   Baron Asset Fund                                              10,533         619,027                 -                  -
   Royce Premier Fund                                            42,876         409,890                 -                  -
   Warburg Pincus Fixed Income Fund                              10,683         106,509                 -                  -
   Strong Government Securities Fund                             26,416         266,278                 -                  -
   INVESCO Select Income Fund                                    41,930         254,518                 -                  -
   Lexington GNMA Income Fund                                    29,144         235,484                 -                  -
   MCM Stable Asset Fund                                        126,999       1,394,398                 -                  -
   American Century Income & Growth Fund - Investor
                                                                 17,932         610,597                 -                  -

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998




                                                                   1999                                1998
                                                     ---------------------------------     -------------------------------
                                                       Number of                             Number of
                                                       shares or                             shares or
                                                       principal                             principal
                                                        amount              Fair value          amount          Fair value
                                                     ------------         ------------     -------------      ------------


   INVESCO High Yield Fund                                  8,909         $     57,285                 -      $          -
   Janus Enterprise Fund                                   17,056            1,307,674                 -                 -
   Janus Fund                                              48,519            2,137,273                 -                 -
   Wasatch Mid-Cap Fund                                        21                  444                 -                 -
   Smith Barney S&P 500 Index Fund                         43,848              658,153                 -                 -
   Smith Barney Government Portfolio                    1,199,790            1,199,790                 -                 -
   Loan fund                                              372,689              372,689           341,034           341,034
   Fidelity Growth & Income Portfolio                           -                    -            82,390         3,776,769
   Fidelity Magellan Fund                                       -                    -            25,761         3,112,441
   Fidelity Government Services Fund                            -                    -            31,181           316,174
   Fidelity Asset Manager Portfolio                             -                    -            93,176         1,620,323
   Fidelity Retirement Government Money Market
    Portfolio                                                   -                    -           854,229           854,229

   Fidelity Low Priced Stock Fund                               -                    -             6,062           138,525
   Fidelity Contrafund                                          -                    -             2,630           149,330
   Fidelity Diversified International Fund                      -                    -             1,793            31,767
                                                                          ------------                        ------------
                                                                          $ 14,729,186                        $ 10,835,292
                                                                          ============                        ============

(4)  Participant Loans

     Participant loans shall not exceed the lessor of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant's vested interest or, if greater, the total individual account up to $10,000. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time. Interest rates on the participant loans outstanding at December 31, 1999 ranged from 8.0% to 10.0%.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

(6)  Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated May 18, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998



(7) Fair Value of Financial Instruments

    The following methods and assumptions were used to estimate the fair value of each class of the Plan's financial instruments:

       Investments.   See Note 2(d) regarding investment valuation.

       Participant loans.   The carrying amounts approximate fair value because
       of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics.

(8) Non-Exempt Transactions

    There was one unintentional delay by the Company in submitting a contribution in the amount of $114,623 to the trustee during 1999.

(9) Assets Allocated to Withdrawing Participants

    The following is a reconciliation of net assets available for benefits reported on the financial statements to the Form 5500:

                                                                               Year Ended
                                                                           December 31, 1999
                                                                         -------------------
     Net assets available for benefits reported on the financial
        statements                                                       $        14,868,295

   Amounts allocated to withdrawing participants                                    (494,324)
                                                                         -------------------

      Net assets available for benefits reported on the Form 5500        $        14,373,971
                                                                         ===================

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for the accounts of persons who as of or prior to December 31 had withdrawn from participating in the earnings and operations of the Plan but have not yet been paid.

                                                                      Schedule 1
                                                                      ----------

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                    Schedule of Assets Held for Investment

                               December 31, 1999


                                      Description of investment
      Identity of issue,               including maturity date,
       borrower, lessor             rate of interest, collateral,                         Current
       or similar party                 par or maturity value                              value
      ------------------            -----------------------------                         -------
Stillwater Mining Company (a)    Stillwater Mining Company Stock - Common
                                   Stock                                                $ 1,343,984
Lexington Management Corp.       Lexington Worldwide Emerging Markets Fund                  212,190
Scudder                          Scudder International Fund                                 996,275
Dreyfus Corp.                    Dreyfus Appreciation Fund                                1,593,561
                                 Dreyfus Premier Core Value Fund                            953,167
Baron Management                 Baron Asset Fund                                           619,027
Quest Advisory Corp.             Royce Premier Fund                                         409,890
Warburg Pincus                   Warburg Pincus Fixed Income Fund                           106,509
Strong Capital Management        Strong Government Securities Fund                          266,278
INVESCO Funds Group Inc.         INVESCO Select Income Fund                                 254,518
Lexington Management Corp.       Lexington GNMA Income Fund                                 235,484
Union Bond & Trust Co.           MCM Stable Asset Fund                                    1,394,398
American Century/Benham          American Century Income & Growth Fund - Investor           610,597
INVESCO Funds Group Inc.         INVESCO High Yield Fund                                     57,285
Janus Capital Corp.              Janus Enterprise Fund                                    1,307,674
                                 Janus Fund                                               2,137,273
Wasatch Advisors, Inc.           Wasatch Mid-Cap Fund                                           444
Smith Barney Asset
  Management (b)                 Smith Barney S&P 500 Index Fund                            658,153
                                 Smith Barney Government Portfolio                        1,199,790
Stillwater Mining Company        Participant loans; interest rates ranging
401(k) Plan and Trust            from 8% to 10%                                             372,689
                                                                                        -----------

                                                                                        $14,729,186
                                                                                        ===========

(a)  Party-in-interest to the Plan.

(b) Party-in-interest to the Plan because an affiliate is a servicer provider to, and trustee of, the Plan.

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                           STILLWATER MINING COMPANY
                             401(k) PLAN AND TRUST

                      Schedule of Reportable Transactions

                         Year ended December 31, 1999

                                                                                                   Expense
   Identity of                                                                                  incurred with
 Party involved          Description of asset      Purchase price  Selling price  Lease rental   transaction   Cost of asset
----------------   ------------------------------  --------------  -------------  ------------  -------------  -------------
Fidelity
  Investments      Fidelity Magellan Fund          $           --      3,714,153            --             --      2,867,050

Fidelity
  Investments      Fidelity Growth & Income Fund               --      4,026,726            --             --      3,294,774

Fidelity
  Investments      Fidelity Asset Manager Fund                 --      1,925,745            --             --      1,871,421

Fidelity           Fidelity Retirement Government
  Investments        MM Fund                                   --        891,722            --             --        888,225

Stillwater Mining  Stillwater Mining Company
  Company            Common Stock                              --        730,008            --             --        707,884


                         Current value
                          of asset on
   Identity of            transaction              Net gain
 Party involved              date                    (loss)
----------------         -------------             ---------
Fidelity
  Investments                3,714,153               847,103

Fidelity
  Investments                4,026,726               731,952

Fidelity
  Investments                1,925,745                54,324

Fidelity
  Investments                  891,722                 3,497

Stillwater Mining
  Company                      730,008                22,124

See accompanying independent auditors' report.

                                                                    Schedule 3
                                                                    ----------
                            STILLWATER MINING COMPANY
                              401(k) PLAN AND TRUST

                       Schedule of Nonexempt Transactions

                          Year ended December 31, 1999

                                                                 Description of transactions
                                Relationship to plan,           including maturity date, rate
       Identity of                employer or other             of interest, collateral par or          Purchase        Selling
     Party involved               party-in-interest                     maturity value                   Price           Price
-------------------------       ---------------------           ------------------------------          --------        -------
Stillwater Mining Company            Plan Sponsor               Employee deferrals not deposited        $     --             --
                                                                to Plan in a timely manner

                             Expenses
                           incurred in                                    Net gain or
      Lease              connection with        Current value           (loss) on each
      Rental               transaction             of asset               transaction
-------------------      ---------------        -------------           --------------
                 --                   --                   --                       --


There was one unintentional delay by the Company in submitting a contribution in the amount of $114,623 to the trustee during 1999.

See accompanying independent auditors' report.